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                                                                    EXHIBIT 25

                  IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                             IN AND FOR NEW CASTLE COUNTY


RUTH ELLEN MILLER, on behalf of               )        C.A. No. 16994NC
herself and all others similarly              )
situated,                                     )        COMPLAINT
                                              )
                Plaintiff,                    )
                                              )
           v.                                 )
                                              )
RICHARD M.  BEYER, PIERRE S.                  )
BONELLI, ROBERT P. DILWORTH,                  )
WILLIAM G. HOWARD, JR., PAUL R.               )
LOW, ALFRED J. STEIN, HORACE H.               )
TSIANG and VLSI TECHNOLOGY, INC.,             )
                                              )
                Defendants.                   )
-----------------------------------------------


          Plaintiff, by her attorneys, alleges upon personal knowledge as to her own acts and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION

          1. This action is brought on behalf of the public stockholders of VLSI Technology, Inc. ("VLSI" or the "Company"), who have been, and continue to be, deprived of the opportunity to realize fully the benefits of their investment in the Company. The individual defendants have wrongfully refused to properly consider a BONA FIDE offer for the Company from Royal Philips Electronics, N.V. ("Royal Philips"), at a significant premium over the trading price of the Company's stock prior to the offer. The individual defendants have specifically refused to negotiate with Royal Philips despite its repeated attempts to negotiate a transaction with the Company. By virtue of their failure to date


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to negotiate with Royal Philips, Royal Philips has stated that it will formally launch a $777 million hostile takeover bid (the "Tender Offer") for VLSI. The conduct of the Individual Defendants constitutes unfair dealing and a breach of fiduciary duty to maximize stockholder value. The individual defendants are using their fiduciary positions of control over VLSI to thwart others in their legitimate attempts to acquire VLSI in order to entrench themselves in their positions with the Company.

                                 PARTIES

          2. Plaintiff is and, at all relevant times, has been the owner of shares of VLSI common stock.

          3. VLSI is a Delaware corporation that designs, manufactures, and markets custom and semi-custom integrated circuits for a range of applications in the wireless communications, networking, consumer digital entertainment and advanced computing markets.

          4. Defendant Alfred J. Stein ("Stein") is and at all times relevant hereto has been the Chairman and Chief Executive Officer of VLSI.

          5. Defendant Richard M. Berger ("Berger") is and at all times relevant hereto has been the President, Chief Operating Officer, and a director of VLSI.

          6. Defendants Pierre S. Bonelli, Robert P. Dilworth, William G. Howard, Jr., Paul R. Low, and Horace H. Tsiang are and at all times relevant hereto have been directors of VLSI.


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          7.     Because of their positions as officers /directors of the
Company, the Individual Defendants owe fiduciary duties of loyalty and due care to plaintiff and the other members of the class.

                            CLASS ACTION ALLEGATIONS

          8. Plaintiff brings this action on her own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all stockholders of the Company (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) who are and will be threatened with injury arising from defendants' actions as described more fully below.

          9.     This action is properly maintainable as a class action.

          10. The class is so numerous that joinder of all members is impracticable. The Company has in excess of 45 million shares outstanding with hundreds, if not thousands, of stockholders who are scattered throughout the United States.

          11. There are questions of law and fact common to the class that predominate over questions affecting any individual class member. The common questions include, INTER ALIA, whether:

                 a. defendants have breached their fiduciary duties owed by them to plaintiff and other members of the Class by failing and refusing to attempt in good faith to maximize stockholder value in the sale of VLSI;

                 b. defendants have engaged in a plan and scheme


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to thwart and reject offers and proposals from third parties, including Royal
Philips, to entrench defendants in their offices and deprive VLSI public stockholders of the maximum value of their holdings; and

                 c. plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy.

          12. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the class and plaintiff has the same interests as the other members of the class. Accordingly, Plaintiff is an adequate representative of the class.

                            SUBSTANTIVE ALLEGATIONS

          13. On February 26, 1999, Royal Philips publicly disclosed that it had formally offered to acquire all of VLSI's outstanding common stock for $17.00 per share in a transaction valued at approximately $776.9 million. Royal Philip's offer represents an approximate 60% premium over VLSI's trading price during the days prior to Royal Philip's offer.

          14. This latest offer follows repeated attempts by Royal Philips during September and November 1998, and February 1999 to negotiate a transaction with the defendants. Each such attempt was soundly rejected by defendant Stein. In fact, on February 25, 1999, Stein suggested that Royal Philips wait an


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additional six months before approaching the Company to negotiate a transaction.

          15. Defendants, recalcitrance to consider and promptly act upon Royal Philips' earlier overtures and the Tender offer evidences their disregard for their fiduciary duties owed to VLSI's public stockholders. By failing to meet and negotiate or offer to meet and negotiate with Royal Philips, defendants are depriving plaintiff and the Class of the right to benefit from a value maximizing transaction.

          16. VLSI represents a highly attractive acquisition candidate. Defendants' conduct would deprive VLSI's public shareholders of the very substantial premium that Royal Philips is prepared to pay, or of the enhanced premium which further negotiation or exposure of VLSI to the market could provide.

          17. Defendants' failure to negotiate with Royal Philips has led Royal Philips to make the Tender Offer and, in addition, has also led it to state that it will ask defendants to remove VLSI's "poison pill." If the "poison pill" is not removed Royal Philips has stated it will seek to oust the Individual Defendants from their board positions.

          18. Defendants owe fundamental fiduciary obligations to VLSI's shareholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of VLSI's public stockholders will be protected, to seriously consider all BONA FIDE offers for the Company, and to conduct fair and active bidding procedures or


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other mechanisms for checking the market to assure that the highest possible price is achieved. Further, the directors of VLSI must adequately ensure that no conflict of interest exists between the Individual Defendants' own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, ensure that all such conflicts will be resolved in the best interests of the Company's shareholders.

          19. The Individual Defendants have breached their fiduciary and other common law duties owed to plaintiff and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.

          20. Defendants have refused to take those steps necessary to ensure that VLSI's shareholders will receive maximum value for their shares of VLSI stock. Defendants have refused to seriously consider the Tender Offer, and have failed to announce any active auction or open bidding procedures best calculated to maximize shareholder value in selling the Company.

          21. The Individual Defendants are acting to entrench themselves in their offices and positions and maintain their substantial salaries and perquisites, at the expense and to the detriment of the public shareholders of VLSI.

          22. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as part of a common plan and scheme in breach of their fiduciary duties and obligations, are attempting unfairly to deprive


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plaintiff and other members of the Class of the premium they could realize in an acquisition transaction and to ensure continuance of their positions as directors and officers, to the detriment of VLSI's public shareholders. The Individual Defendants are engaged in a wrongful effort to entrench themselves in their offices and positions of control and prevent the acquisition of VLSI.

          23. As a result of the actions of the Individual Defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of VLSI's assets and businesses and/or have been and will be prevented from obtaining a fair price for their shares of VLSI's common stock.

          24. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their right to realize full and fair value for their stock at a substantial premium over the market price, and from unlawfully entrenching themselves in their positions of control, and to compel defendants to carry out their fiduciary duties to maximize shareholder value.

          25. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and will prevent the sale of VLSI at a substantial premium, to the irreparable harm of plaintiff and other members of the Class.


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          26.    Plaintiff and the Class have no adequate remedy at law.

          WHEREFORE, plaintiff demands judgment as follows:

                 (a) Declaring this to be a proper class action and certifying plaintiff as class representative;

                 (b) Ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

                         (i)    cooperate fully with any entity or person,
including Royal Philips, having a BONA FIDE interest in proposing any transaction which would maximize shareholder value, including but not limited to, the Tender Offer;

                         (ii)   immediately undertake an appropriate
evaluation of VLSI's worth as a merger/acquisition candidate;

                         (iii)  take all appropriate steps to enhance VLSI's
value and attractiveness as a merger/acquisition candidate; and

                         (iv)   take all appropriate steps to effectively
expose VLSI to the marketplace in an effort to create an active auction of the Company.

                 (c) Ordering the Individual Defendants, jointly and severally to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;


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                 (d)     Awarding plaintiff the costs and disbursements of
this action, including a reasonable allowance for plaintiff's attorneys' and expert' fees; and

                 (e) Granting such other and further relief as may be just and proper.


                                        ROSENTHAL, MONHAIT, GROSS &
                                           GODDESS, P.A.



                                        By:      /S/ J.A. Rosenthal
                                           ---------------------------------
                                           Suite 1401, Mellon Bank Center
                                           P.O. Box 1070
                                           Wilmington, DE 19899-1070
                                           (302) 656-4433
                                           Attorneys for Plaintiff
OF COUNSEL:

WECHSLER HARWOOD
  HALEBIAN & FEFFER LLP
488 Madison Avenue
New York, New York  10022
(212) 935-7400






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